

INVEST IN **AREA 51 ENERGY**

The Next-Generation Energy Drink for Gamers & Athletes

drinkarea51.com   Fort Worth, TX   ▶ f ⓞ ♪

Highlights

(1) Built by former leaders at Pepsi, Celsius, Rockstar ($3.4B Exit), and Alani ($1.8b exit)

(2) 2026 Retail Launch: Robust pipeline with several major US retailers

(3) $25B+ Market; US Energy drinks are projected to reach $33B by 2028

4. Category-Defining Formula; 360° Functional Energy: 0 Sugar, Lion's Mane, Prebiotics, & Nootropics

5. Distribution Secured: Signed LOI with major Anheuser-Busch Distributor

6. Great Margins: Projected 48%+ gross margins on early retail rollout (not guaranteed)

7. Clear Path to $2m+ Revenue by 2026 (not guaranteed)

8. Developed with industry-leading flavor experts to deliver truly bold, unique flavors

Featured Investors



Pam C Follow

"What convinced me to invest wasn't just the product, it was Garrett and Colt. They're the kind of founders who won't stop until they win, and it's rare to see two young people so driven, so creative, and so locked in on building something massive together.""



Karson Forbush Follow   Invested $160,000 ⓘ
Syndicate Lead

Growth always comes at the cost of comfort.

"I'm investing in Area 51 because it's more than just another beverage. It's a scalable brand built for the next generation of consumers. The energy drink market is exploding, but it's still missing true innovation in flavor, function, and brand identity. Area 51 fills that gap with a product that tastes better, delivers cleaner energy, and builds culture instead of just selling caffeine. With the right execution and strategic partnerships, this brand has the potential to compete nationally and become a category leader. I'm not just backing a drink, Im backing the brand!"

Our Team



Garrett Quigley Co-Founder and CEO

Garrett combines an award-winning background in CPG sales and distribution with his lifelong passion for gaming and sports, bringing both expertise and authenticity to build Area 51 Energy into a brand that truly connects with the next generation.



Colt Jury Co-Founder and COO

As both an athlete and gamer, Colt has built discipline, focus, and drive to win. That same competitive edge fuels his mission to make Area 51 Energy a category leader in CPG, combining passion with proven grit to dominate the market.

Creating the Future of Energy



FOUNDED BY GAMERS, FOR GAMERS.

From the Arena to Retail

Area 51 started the way all great ideas do - by combining the things we loved most. By day, we built our careers at some of the world's biggest beverage companies, learning how to create and scale billion-dollar brands like Pepsi, Celsius, Rockstar, Prime, and Alani. By night, we were immersed in gaming - Garrett as one of the top World of Warcraft players in the world, and Colt as a content creator building community online.

We lived in both worlds: the grind of competitive gaming and the grind of the energy drink industry. And we realized they belonged together. Gamers deserved a drink that was built for them; one that delivered focus, endurance, and taste without the crash. So we took everything we'd learned, from gaming culture to the beverage world, and created Area 51.

This isn't just another energy drink. It's the product of our greatest passions -

This isn't just another energy drink. It's the product of our greatest passions crafted for the community we came from, and ready to take on the world.

Backed by decades of scaling billion-dollar beverage brands (Pepsi, Prime, Alani, Rockstar, Celsius), we're combining industry know-how with authentic gaming credibility to build the next movement in energy. We were tired of sluggish energy drinks and short-lived buzz so we decided to engineer a better fuel.


THE AREA 51 TEAM
Garrett Quigley
Co-Founder & CEO
10 Years Of Beverage Experience
• Pepsi
• Celsius ($550M Pepsi Dist. Deal)
• Rockstar ($3.4B Exit)
• Alani ($1.8B Exit)
• Prime
Colt Jury
Co-Founder & COO
10 Years Of Beverage Experience
• Pepsi
• Alani ($1.8B Exit)
• Prime

Our mission is to rewrite the rules of energy. We are building a drink that delivers real function and incredible taste without compromise. We are here to fuel gamers, athletes, and grinders with clean energy that keeps them sharp, focused, and ready for anything.


OUR MISSION
We started Area 51 after seeing a void in the energy drink world. Everywhere we looked, the options were either overloaded with caffeine, packed with sugar, or offered little to no real function beyond a temporary buzz. People deserve better.
1
A Better Energy Drink - Functional, and great-tasting. Crafted with premium ingredients to deliver real focus, recovery, and energy without the crash!
2
A Brand that Stands Out – Bold design and disruptive positioning that challenge the status quo in a crowded market.
3
A Movement, Not Just a Drink – Building a community of people who refuse to settle, united by ambition, creativity, and the drive to go beyond the ordinary!




CHANGING THE GAME

Today's generation is smarter. Consumers want clean ingredients that work as hard as they do. They want focus, endurance, and recovery without sacrificing taste. And they want a brand that feels like it belongs to them, not another corporate label.


TODAY'S ENERGY DRINKS ARE STALE
CONSUMERS ARE CRAVING MORE
INAUTHENTIC
Brands don't connect with their consumers beyond the shelves
TOTAL JUNK
Packed with sugar and caffeine that leave you jittery and crashing
LIMITED INNOVATION
The category hasn't evolved to meet what today's consumers really want
MISSING FUNCTIONALITY
Limited options to support focus, gut health, and recovery in one
SAME OLD LOOK
Most brands copy each other's designs and don't stand out
AREA 51 ENERGY

We are not here to blend in. We are here to break the mold. With science-backed ingredients, zero sugar, and flavors that go beyond the ordinary, Area 51 is building an energy drink movement designed for the next generation. The next generation deserves an energy drink built for them. That means cleaner ingredients, better function, and flavors that actually taste amazing. Area 51 is not just another player in the category. It's a re-imagining of what energy can be.


WELCOME TO THE FUTURE OF ENERGY
AUTHENTIC AT ITS CORE
Building loyalty with engaged fanbases like gaming, fitness, and anime
STAND OUT
Unique packaging, and desire to be different at all costs



THE “SWEET” SPOT
Perfectly sweet with 0 sugar & plant-based caffeine
UNLEASH
360 DEGREE FUNCTION
Premium ingredients to support your mind, gut, and recovery

Whether you’re queuing up, pushing through a tough workout, or grinding at work, you need fuel that lasts. Area 51 is designed to keep you sharp, focused, and crash-free so you can go longer, play harder, and stay locked in on what matters.



FUEL FOR THE GRIND
AREA 51 was designed to power those who push the limits — whether you're:
-Dominating the leaderboard
-Crushing a workout
-Getting after it in the office
We've changed the game.
-360-degree formula for gut, mind, and body support
-Flavors that hit
-Crash-free energy that lasts
AREA 51 IS YOUR FUEL FOR THE GRIND.

ALL-IN-ONE SOLUTION

Area 51 is a revolutionary energy drink crafted to boost your mind and body without the crash. We call it 360 Degree Functional Energy because it's so much more than just a jolt of caffeine. Each can is packed with key ingredients to cover all your needs:

1. **150mg of Plant-Based Caffeine:** Get a clean, steady, focused energy boost from natural sources.

2. **0 Sugar, 0 Artificial Colors:** Enjoy a delicious flavor without the unhealthy additives or sugar crash.
3. **Nootropics & Lion's Mane:** These powerful brain-boosting ingredients help improve mental clarity and focus.
4. **Prebiotics:** Supports a healthy gut.
5. **BCAAs (Branched-Chain Amino Acids):** Help support muscle recovery and reduce fatigue.



OUR PRODUCT
OUT OF THIS WORLD FLAVOR
150MG CAFFEINE
0 SUGAR
BCAA'S
LION'S MANE
PREBIOTICS
NOOTROPICS

Area 51 stands out from the competition. We've created a clean, functional energy drink that addresses the shortcomings of other popular brands. Our unique formula provides a balanced energy experience without the unnecessary sugar, lackluster ingredients, and chemicals found in many other drinks.

Take a look at how we compare to other leading brands:



360 DEGREE FUNCTIONAL ENERGY
AREA 51
MONSTER
GHOST
CELSIUS
Low Calorie ✓ ✗ ✓ ✓
0 Sugar ✓ ✗ ✓ ✓
Plant-Based Caffeine



[illegible]	✓	✗	✓	✓
No Artificial Colors	✓	✗	✓	✓
Lion's Mane	✓	✗	✗	✗
Prebiotics	✓	✗	✗	✗
Alpha GPC	✓	✗	✓	✗
BCAA's	✓	✗	✗	✗

Area 51: Zero sugar & artificial colors; Plant-based caffeine with Lion's Mane, Prebiotics, Alpha-GPC, and BCAA's

Our product is generating significant buzz and positive feedback from both industry experts and consumers.

STACK3D Magazine, a leading authority on sports nutrition and supplements, has praised Area 51, stating:

> "Area 51 pairs its respectable combination of active ingredients with an eye-catching can design that stands out in the crowded category."

On top of that, we finished in the Top 15 out of 250+ brands in their "Clash of the Cans" fan voting - beating out brands like Celsius, Alani, & Rockstar to name a few.

This recognition highlights our commitment to both a high-quality formula and a unique brand identity.

Our product is also winning over consumers and distributors alike:

1. A satisfied customer, @Luisjrfn, shared their love for the design, saying:

> "Love the look of the can, I've never seen anything like it!"

1. A distributor partner confirmed the exceptional taste and demand:

> "Literally the best tasting drink I've ever had... do you have any more?"

These testimonials validate our mission to create a product that is not only effective but also visually appealing and delicious.


PRESS+TESTEMONIALS
Area 51 pairs its respectable combination of active ingredients with an eye-catching can design that stands out in the crowded category.
STACK3D
Area 51
STACK3D
Introducing Area 51 and its complex nootropic enhanced energy drink
3 months ago





HUGE MARKET OPPORTUNITY

The energy drink market is experiencing rapid growth, with sales projected to reach over $33 billion by 2028. This trend highlights a significant and expanding opportunity within the beverage industry. As consumer demand for energy and focus continues to rise, there's a clear opening for innovative brands that can connect with specific audiences and offer a new kind of product.



ENERGY DRINKS ARE MASSIVE AND GROWING FAST

US ENERGY DRINK SALES TREND, $ BILLIONS

2019: $18.00
2020: $19.00
2021: $20.00
2022: $21.00
2023: $23.95
2024: $25.01
2025: $26.81
2026: $28.74
2027: $30.91
2028: $33.33

FY Sales, $ Billions

While traditional energy drink brands like Monster and G Fuel have a presence in the gaming community, they often miss the mark with an outdated and inauthentic approach. Their marketing often includes:

1. **Wrong Creators & Partnerships:** Using broad, mainstream influencers

and outdated intellectual property that doesn't resonate with modern gamers.

2. **Too Mainstream:** Their wide appeal creates a weak community connection.
3. **Old, Retro Packaging:** Their design lacks innovation and fails to stand out.

Area 51, however, is designed to be authentic to the gaming community. Our approach focuses on building genuine connections through:

1. **Relevant Creators & Partnerships:** We work with the "Loaded Roster" of gaming influencers and integrate our brand into the very fabric of the gaming world.
2. **Full Ecosystem Integration:** We go beyond simple sponsorships with game-changing marketing that includes in-game skins, maps, and modes, making Area 51 part of the gaming experience.
3. **Innovative Packaging:** Our eye-catching and fresh design stands out in a crowded market.

By focusing on authenticity and deep integration, Area 51 is poised to capture a significant share of this untapped and highly engaged market.



ENERGY IN GAMING IS UNTAPPED
NOT AUTHENTIC
WRONG CREATORS
Creators for kids, off-brand
WRONG PARTNERSHIPS
Outdated IPs
TOO MAINSTREAM
Broad appeal, weak community connection
PACKAGING
Old, Retro
AUTHENTIC
RELEVANT CREATORS
Loaded Roster
RELEVANT PARTNERSHIPS
Full Gaming Ecosystem Integration
GAME-CHANGING MARKETING
In-Game Skins, Maps, & Modes including Area 51
PACKAGING
Innovative and eye-catching design



We are on a trajectory for significant growth, with strong financial projections for the next three years. Our strategy is designed to capture a large share of the expanding energy drink market and establish Area 51 as a leading brand in the functional energy category.

Our 3-Year Projections are as follows:

1. **2026:** We project a revenue of $2M. This will be a combination of major retail launches in key regional chains and Tier 1 accounts, supported by an e-commerce rollout and a targeted influencer campaign.

2. **2027:** We project a rapid increase to $10M in revenue. The following year, we'll scale nationally by launching in some major national retail partners and building out our national distribution network, while also introducing a new supplement line.

3. **2028:** We plan to reach a projected revenue of $31M. In Year 3, we'll execute a major national expansion into new channels, including club stores, maximizing our presence and expanding our product selection to achieve our projected revenue targets.

Based on our strategic three-year timeline, we have a clear path to achieve our projected growth through a phased approach of targeted retail penetration, national scaling, and omnichannel expansion. We consider these projections to be conservative and are confident in our ability to exceed them.

The financial projections above are projections only. Forward-looking projections cannot be guaranteed.



MASSIVE GROWTH INCOMING

3 YEAR PROJECTION, $ Millions

2026 — $2

2027 — $11.70


2028
$31
$0
$5
$10
$15
$20
$25
$30
$35

Our exit strategy is modeled after the successful acquisitions of other leading brands, demonstrating a clear path to a billion-dollar valuation. Brands like Alani Nu, Ghost, and Rockstar Energy achieved valuations of over $1 billion by scaling their revenue and building massive social followings before being acquired by industry giants like Celsius, Keurig Dr Pepper, and PepsiCo.

We are confident that Area 51 is on a similar trajectory. We aim to reach $500M in annual revenue and brand recognition at scale by year seven, which would make us an attractive acquisition target for major beverage corporations, leading to a $1B+ valuation at exit.


$1B+ EXIT STRATEGY
BRAND
METRICS
PURCHASING COMPANY
Alani NU
At Exit:
$595M Revenue
1.1m+ Followers
$1.8B Valuation at exit
CELSIUS
GHOST
At Exit:
$500M Revenue
300k+ Followers
$1.6B Valuation at exit
Keurig DrPepper
ROCKSTAR ENERGY DRINK
At Exit:
$500M+ Revenue
1m+ Followers
$3.6B Valuation at exit
AREA 51
FUEL THE UNKNOWN
By Year 7:
$500m Annual Revenue
1m+ Followers across socials
$1B+ Valuation at exit

Forward-looking projections cannot be guaranteed.

We are currently raising $1M to fuel our immediate growth and execute on our strategic timeline. The funds will be allocated across key operational areas to ensure maximum efficiency and impact.

The breakdown of how the funds will be used is as follows:

1. **Inventory & Logistics (40%)**: This is our largest allocation, ensuring we can meet rapidly increasing demand and scale our distribution network.

2. **Marketing (25%):** A significant portion will be invested in our influencer campaigns and marketing funnel to drive brand awareness and customer acquisition.

3. **Team Expansion (20%):** We'll hire key leadership and build out our sales and operations teams to support our retail and e-commerce growth.

4. **Capital Reserve (10%):** A portion of the funds will be held in reserve for unexpected opportunities or challenges.

5. **Retail Fees (5%):** This covers the costs associated with securing and maintaining our presence in retail stores.


FUNDRAISING
$1M
CURRENTLY RAISING
Retail Fees
5%
Capital Reserve
10%
Inventory &
Logistics
40%
Team Expansion
20%
Marketing
25%
USE OF FUNDS


JOIN THE MISSION

Area 51 is more than just another energy drink; we are positioned for market disruption. Our brand's unique appeal and strategic readiness make us an exceptional investment opportunity.

Retail Rollout Ready: We are prepared for a swift market entry with a pipeline of pending and in-progress launches. This includes a pending launch

with H-E-B, in-progress discussions with Kroger and QT divisions, and distribution into other regional chains through our distributor partners.

Distribution Lined Up: We have already secured signed Letters of Intent (LOI) from major Anheuser-Busch distributors in multiple states to support our retail launch early next year.

Product Fully Ready to Scale: Our premium, shelf-ready formula is complete. We've secured our manufacturing and supply chain partners, ensuring we can meet demand as we scale.

Killer Team: Our leadership team has deep, proven experience in the consumer packaged goods (CPG), sales, and distribution sectors, giving us a competitive advantage.

Category Ready for Disruption: The energy drink market is a massive $25B+ U.S. industry that is growing rapidly. However, it lacks a fresh, culturally aligned brand that speaks to the modern consumer.



WHY US?
Retail Rollout Ready:
Our pipeline includes pending launch with HEB, in-progress discussions with Kroger & QT divisions, and distribution into other regional chains through our distributor partners.
Distribution Lined Up:
We have signed Letters of Intent from major Anheuser-Busch distributors in multiple states.
Product Fully Ready to Scale:
Premium, shelf-ready formulation is complete. Manufacturing and supply chain already secured.
Killer Team:
Founder-led with deep experience in CPG, Sales, and Distribution.
Category Ready for Disruption:
Energy is a $25B+ U.S. market, growing rapidly in convenience, grocery, and fitness but lacks fresh, culturally aligned innovation.
Targeted Retailers (2026)
H-E-B
Kroger
QT
CREST FOODS
HARPS
Albertsons

Area 51 is poised to shake up the energy drink market and deliver significant returns. We have a compelling product, a proven team, and a clear path to market.

We are not just seeking capital; we are looking for partners to join us on this journey. By investing, you will be part of a collaborative effort to build a

brand that is truly authentic and game-changing!!!

